SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer's ID (CNPJ) No. 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No.1431-1

MINUTES OF THE ONE HUNDRED AND EIGHTY EIGHTH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: 09.26.2019 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTER DISCUSSED AND RESOLUTION PASSED:

I.

The Board of Directors unanimously resolved, after hearing the Statutory Audit Committee and conditioned to previous authorization by the Brazilian National Telecommunications Agency - Anatel, to approve the sale of Sercomtel Contact Center S.A. and Sercomtel Iluminação S.A. to the Municipality of Londrina, considering the values contained in the appraisal report prepared by the independent consulting firm hired by Copel. It should be noted that such decision aims at enabling the privatization referred to in Municipal Law No. 12,871/2019 as well as preventing delays to the schedule of the auction to be held by the Municipality of Londrina. Nonetheless, Copel reserves the right to analyze, within the legal deadline, the convenience of exercising its right of withdrawal, pursuant to articles 136 and 137 of the Brazilian Corporate Law.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; GUSTAVO BONINI GUEDES; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 188th Extraordinary Board of Directors’ Meeting drawn up in the Company’s Book No. 10.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date September 26, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.